Exhibit CC

AMENDMENT TO

MEMORANDUM OF UNDERSTANDING

Reference is made to that certain Memorandum of Understanding (the “Agreement”) by and among Douglas L. Becker (the “Executive”), Steven M. Taslitz (“Taslitz”), R. Christopher Hoehn-Saric (together with Taslitz, the “Active Managers” and, the Active Managers together with the Executive, the “Managers”), Sterling Capital Partners II, LLC (“SCP II LLC”), Sterling Capital Partners III, LLC (“SCP III LLC”) and SP-L Parent (together with SCP II LLC and SCP III LLC, the “Companies” and, together with the Managers, the “Parties”). The Parties desire to amend the Agreement as set forth in this Amendment. Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to them in the Agreement. For good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the Parties agree as follows:

1.                                      Amendment. Section 3 of the Agreement is hereby amended and restated in its entirety as follows:

In light of the foregoing, (a) the Executive hereby irrevocably relinquishes the Rights, including the power and authority to vote or make investment decisions by or on behalf of the Companies, and (b) the Active Managers are authorized and empowered to exercise the Rights, including making voting and investment decisions that are binding on each of the Companies, without input or participation of, or notice to, the Executive, in each case, solely with respect to the Laureate Shares that may be deemed beneficially owned by the Companies, until December 31, 2019 and, thereafter, for additional one-year periods, unless and until any Manager provides notice to the other Managers of such Manager’s election to not renew this Agreement for the following annual period (in which case, this Agreement will expire at the end of the then-current period). The Executive agrees not to enter into any agreement or understanding with any individual or entity in any manner inconsistent with the terms of this Agreement.

2.                                      General Provisions.

A. All other terms and provisions of the Agreement shall remain in full force and effect, and no other modifications to the Agreement have been made pursuant to this Amendment except as provided herein. All references to the Agreement in the Agreement or any other document, instrument, agreement or writing delivered pursuant thereto shall hereafter be deemed to refer to the Agreement as amended by this Amendment. In the event of a conflict between the terms of this Amendment and the terms of the Agreement, the terms of this Amendment shall control.

B. This Amendment may be executed in one or more counterparts (which may be delivered by facsimile or other form of electronic transmission), each of which shall be an original and all of which together shall constitute one and the same instrument.

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The Parties expressly affirm their acceptance and acknowledgement of this Amendment to Memorandum of Understanding by signing and dating below.

Acknowledged and agreed, effective as of March 31, 2019.

/s/ Douglas L. Becker
Douglas L. Becker

/s/ Steven M. Taslitz
Steven M. Taslitz

/s/ R. Christopher Hoehn-Saric
R. Christopher Hoehn-Saric

STERLING CAPITAL PARTNERS II, LLC

/s/ M. Avi Epstein
By: M. Avi Epstein
Its: General Counsel

STERLING CAPITAL PARTNERS III, LLC

/s/ M. Avi Epstein
By: M. Avi Epstein
Its: General Counsel

SP-PARENT, LLC

/s/ James L. Chiappetta
By: James L. Chiappetta
Its: Authorized Person